SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                               SCHEDULE 13D
                              (Rule 13d-101)

                 Under the Securities Exchange Act of 1934

                           SEABOARD CORPORATION
___________________________________________________________________________

                             (Name of Issuer)

                  COMMON STOCK, PAR VALUE $1.00 PER SHARE
___________________________________________________________________________

                      (Title of Class of Securities)

                                 811543107
___________________________________________________________________________

                              (CUSIP Number)

                             Steven J. Bresky
                         c/o Seaboard Corporation
                     9000 West 67th Street, 3rd Floor
                       Shawnee Mission, Kansas 66202
                        Telephone:  (913) 676-8800
                        Facsimile:  (617) 676-8872
   ____________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                            and Communications)

                              With a copy to:
                         Russell B. Richards, Esq.
                            King & Spalding LLP
                           1180 Peachtree Street
                          Atlanta, Georgia 30309
                              (404) 572-4695

                             November 1, 2006
 _________________________________________________________________________
          (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

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1.  Names of Reporting Persons. I.R.S. Identification Nos. of
    above persons (entities only)

    Seaboard Flour LLC
    I.R.S. Identification No.:

2.  Check the Appropriate Box if a Member of a Group (See
    Instructions)
                                                       (a) [X]
                                                       (b) [ ]

3.  SEC USE ONLY

4.  Source of Funds (See Instructions)

    PF

5.  Check if Disclosure of Legal Proceedings Is Required
    Pursuant to Items 2(d) or 2(e)
                                                         [  ]

6.  Citizenship or Place of Organization

    Delaware

Number of               7.   Sole Voting Power
Shares
Beneficially                 893,948.24
Owned by
Each
Reporting
Person with
                        8.   Shared Voting Power

                             0

                        9.   Sole Dispositive Power

                             893,948.24

                        10.  Shared Dispositive Power

                             0

11. Aggregate Amount Beneficially Owned by Each Reporting
    Person

     893,948.24

12. Check if the Aggregate Amount in Row (11) Excludes
    Certain Shares (See Instructions)
                                                        [  ]

13. Percent of Class Represented by Amount in Row (11)

    70.9%

14. Type of Reporting Person (See Instructions)

     OO

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1.  Names of Reporting Persons. I.R.S. Identification Nos. of
    above persons (entities only)

    Steven J. Bresky
    I.R.S. Identification No.:

2.  Check the Appropriate Box if a Member of a Group (See
    Instructions)
                                                       (a) [X]
                                                       (b) [ ]

3.  SEC USE ONLY

4.  Source of Funds (See Instructions)

    PF

5.  Check if Disclosure of Legal Proceedings Is Required
    Pursuant to Items 2(d) or 2(e)
                                                         [  ]

6.  Citizenship or Place of Organization

    United States Citizen

Number of               7.   Sole Voting Power
Shares
Beneficially                 896,486.24
Owned by
Each
Reporting
Person with
                        8.   Shared Voting Power

                             9,861

                        9.   Sole Dispositive Power

                             896,486.24

                        10.  Shared Dispositive Power

                             9,861

11. Aggregate Amount Beneficially Owned by Each Reporting
    Person

    906,347.24

12. Check if the Aggregate Amount in Row (11) Excludes
    Certain Shares (See Instructions)
                                                        [  ]

13. Percent of Class Represented by Amount in Row (11)

    71.9%

14. Type of Reporting Person (See Instructions)

    IN

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Item 1.  Security and Issuer.

     This statement on Schedule 13D (the "Statement") relates to the common stock, par value $1.00 per share (the "Common Stock"), of Seaboard Corporation, a Delaware corporation (the "Company" or "Issuer").

     The principal executive offices of the Company are located at 9000 West 67th Street, 3rd Floor, Merriam Mission, Kansas 66202.

Item 2. Identity and Background.

     This Statement is being filed jointly on behalf of Seaboard Flour LLC, a Delaware limited liability company ("Seaboard Flour"), and Steven J. Bresky, the controlling managing member of Seaboard Flour (Steven J. Bresky, together with Seaboard Flour, the "Reporting Persons"). Steven J. Bresky has sole control over the affairs and investment decisions of Seaboard Flour, including the power to vote or dispose of the shares of Common Stock held by it. The principal office of Seaboard Flour is located at 822 Boyston Street, Suite 301, Chestnut Hill, Massachusetts 02467. The principal office of Steven J. Bresky is located at 9000 West 67th Street, Shawnee Mission, Kansas 66202.

     Steven J. Bresky is a citizen of the United States and serves as the President and Chief Executive Officer of the Company.

     Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither of the Reporting Persons has, during the last five years, been a party to any civil proceeding as a result of which it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     Not applicable.  See Item 4.

Item 4. Purpose of Transaction.

     Until November 1, 2006, H. Harry Bresky, through his direct and indirect ownership and control of the Company, and Seaboard Flour, was the beneficial owner of 903,809.24 shares of Common Stock of the Company, which shares represented approximately 71.7 percent of the outstanding voting securities of the Company (all percentage ownership amounts disclosed herein are based on the 1,261,367.24 shares of Common Stock outstanding as of July 31, 2006 as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended July 1, 2006 filed with the Securities and Exchange Commission on August 9, 2006). These shares beneficially owned by H. Harry Bresky included 5,611 shares owned individually, 4,250 shares that could be attributed to him as co-trustee of the Bresky Foundation Trust and 893,948.24 shares owned by Seaboard Flour, of which H. Harry Bresky was the sole manager and as such, pursuant to the Limited Liability Company Agreement of Seaboard Flour, made all the voting and investment decisions with respect to the shares of the Company owned by Seaboard Flour.

     On November 1, 2006, H. Harry Bresky resigned as sole manager of Seaboard Flour, and Steven J. Bresky was appointed as his successor.
Steven J. Bresky, through his direct and indirect ownership and control of the Company and Seaboard Flour, is the beneficial owner of 906,347.24 shares of Common Stock of the Company, which shares represent approximately 71.9 percent of the outstanding voting securities of the Company. These shares, beneficially owned by Steven J. Bresky, include the 893,948.24 shares of the Company owned by Seaboard Flour, of which effective November 1, 2006, Steven J. Bresky holds sole voting and investment power, 2,538 shares owned individually, 5,611 shares owned by
H. H. Bresky that may be attributed to Steven J. Bresky because he holds a co-power of attorney with respect to such shares from H. Harry Bresky and 4,250 shares that may be attributed to him as co-trustee of the Bresky Foundation Trust.

     No consideration was exchanged in conjunction with the above-described change of control of Seaboard Flour.

     Mr. H. Harry Bresky continues to be a director of the Company.

     The Reporting Persons acquired the shares of Common Stock for investment purposes. The Reporting Persons from time to time to review their investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in general, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons intend to take such actions in the future as they deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of Common Stock or disposal of all the shares of Common Stock currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons, either in the open market or privately negotiated transactions, with or without prior notice.

     In addition, the Reporting Persons may engage in communications with one or more shareholders, officers or directors of the Issuer, including discussions regarding the Issuer's operations and strategic direction and ideas that, if effected, could result in, among other things, any of the matters identified in Item 4. (a)-(j) of Schedule 13D. The Reporting Persons reserve their right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purposes, or take any other action with respect to the Common Stock.

Item 5. Interest in Securities of the Issuer.

     (a) Based upon information set forth in the Company's Quarterly Report on Form 10-Q for the quarter ended July 1, 2006 filed with the Securities and Exchange Commission on August 9, 2006, there were 1,261,367.24 shares of Common Stock outstanding as of July 31, 2006. The Reporting Persons together own an aggregate of 906,347.24 shares (or 71.9%) of Common Stock.

     (b)   See Item 4.

     (c) During the past sixty days, there were no purchases of the shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity controlled by the Reporting Persons or any person or entity for which the Reporting Persons possess voting control over the securities thereof. During such sixty day period, there were no sales of the shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity controlled by the Reporting Persons or any person or entity for which the Reporting Persons possess voting control over the securities thereof.

     (d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Except as described in Items 3, 4 and 5 of this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies. The Reporting Persons have previously entered into a joint filing agreement which is attached as Exhibit 1 hereto.

Item 7. Material to be Filed as Exhibits.

     Exhibit 1 Joint Filing Agreement, dated November 2, 2006, by and among the Reporting Persons (incorporated by reference to Exhibit 1 to the Original Statement)

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.


                         SEABOARD FLOUR LLC

                         By:     /s/ Steven J. Bresky
                                 Name:  Steven J. Bresky
                                 Title:  Manager


                         STEVEN J. BRESKY

                         /s/ Steven J. Bresky



Dated:  November 2, 2006

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